January 5, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4720

Re:	CAZ Strategic Opportunities Fund (File Nos. 333-273837 and 811-23892)

Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2

Ladies and Gentlemen:

Enclosed for filing on behalf of CAZ Strategic Opportunities Fund (“Fund”), a newly organized closed-end management investment company, is Pre-Effective Amendment No. 3 to the Fund’s registration statement under the Securities Act of 1933 (“Securities Act”) and Amendment No. 3 to the Fund’s registration statement under the Investment Company Act of 1940 (“1940 Act”) on Form N-2 (“Registration Statement”). This filing is being made for the purposes of: (i) filing certain required exhibits; (ii) incorporating comments received from the Staff of the U.S. Securities and Exchange Commission in connection with its review of the Registration Statement; and (iii) making certain other changes to the Prospectus and Statement of Additional Information.

Additionally, pursuant to Rule 461 under the Securities Act, the Fund and Ultimus Fund Distributors, LLC, as principal underwriter of the Fund’s shares, hereby respectfully request that the effective date of the Amendment be accelerated so that it will become effective at 8:30 a.m., Eastern Time, on January 9, 2024, or as soon as practicable thereafter. The Fund and Ultimus Fund Distributors, LLC are aware of their obligations under the Securities Act.

If you have any questions relating to this filing, please do not hesitate to contact Alexander Karampatsos of Dechert LLP at 202-261-3402.

Sincerely,

/s/ Christopher A. Zook

Christohpher A. Zook
President, Chief Executive Officer and Trustee of the Fund

/s/ Kevin Guerette

Kevin Guerette
President of Ultimus Fund Distributors, LLC

cc:	Isaiah Massey

Thomas J. Friedmann

Matthew J. Carter

Alexander C. Karampatsos